UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

    Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
X   Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CrediBLL Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       August 22, 2016

Physical address of issuer
39510 Paseo Padre Parkway, Suite 110, Fremont, CA 94538

Website of issuer
https://www.credibll.com/

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$583,309	$25,116
Cash & Cash Equivalents	$478,349	$25,116
Accounts Receivable	$104,960	$0
Short-term Debt	$(708,978)	$(206,525)
Long-term Debt	$0	$0
Revenues/Sales	$377,144	$0
Cost of Goods Sold	$237,897	$0
Taxes Paid	$800	$0
Net Income	$(298,611)	$(206,525)

CrediBLL Inc.
Annual Report
(Exhibit A to Form C-AR)
April 25, 2018



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

CrediBLL Inc. (the "Company") is a Delaware Corporation, formed on August 22, 2016.

The company, having sold Crowd Notes pursuant to Regulations Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at https://credibll.com/.

The company currently has 5 employees.

The Company is located at 39510 Paseo Padre Parkway, Suite 110, Fremont, CA 94538.

The Company's website is https://www.credibll.com/.

The Business

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our

competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to

perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

BUSINESS

Description of the Business
CrediBLL is an artificial intelligence company that combines machine learning and human intelligence to simplify niche hiring.

Business Plan
We are an AI-powered job search marketplace for machine learning, big data, full stack, and cloud & design verification professionals. CrediBLL offers an intuitive user interface for employers. Employers can define their hiring needs, on board their co-workers, schedule interviews, make offers, and communicate with job seekers. CrediBLL offers web & mobile applications for job seekers to complete their profiles, indicate when they are ready to make next career move, accept or decline offers made to them by the various employers, and communicate with employers within the application. All job seekers go through our unique vetting process which includes digital profile validation, social contribution verification, and technology screenings by our subject matter experts (SMEs). Job seekers must successfully pass our comprehensive due diligence process to make it to the batch showcase sent to the employers. Our vetting process, machine learning algorithms, niche technology focus, and experience simplify talent acquisition for employers hiring on our marketplace. At CrediBLL, we bridge the gap between job seekers and opportunities. Job seekers are given additional mentorship to help target missed opportunities, provided relevant information in skill gaps, and prepared for interviews with specific clients. CrediBLL provides additional benefits for employers by creating job-based targeted marketing anonymously to attract the best job seekers. Employers get a pool of vetted job seekers for their specific needs, which helps them to reduce the prolonged cycle of niche skill hiring.

The Company's Products and/or Services

Product / Service	Description	Current Market
Two-sided job search marketplace	CrediBLL offers smart algorithms and workflows for client and candidate approvals, making offers, scheduling interviews, tracking application status, in app conversions, defining hiring needs, adding co-workers, and more.	Machine learning, big data, full stack, and cloud & design verification professionals and employers

Down the line, we will have a subscription-based model and partner with SMEs and companies who provide training and generate revenues from that. SME (subject matter expert) product is in beta and almost complete; we are planning to crowdsource our recruiters using people who have a full-time job – more like an Uber of recruitment – to interview/screen and educate applicants. Will be introduced if maximum raise is met.

We are an online platform at http://credibll.com

Competition
We are targeting the $500 billion global recruitment market - the US recruitment market size alone is $200 billion. The recruitment market is growing 6% annually. Around 5 million workers switch jobs every year and over 50,000 tech jobs are open at any given time. There are 9 recruitment companies with over $1 billion in annual revenue and several technology recruitment companies have over $100 million in annual revenue.

Customer Base

Our customers are niche-technology companies.

Intellectual Property
The Company does not currently have any registered or filed intellectual property.

Litigation

6

None

Other

The Company's principal address is 39510 Paseo Padre Parkway, Suite 110, Fremont, CA 94538

The Company has the following additional addresses: Not Applicable.

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Neeraj Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Neeraj Sharma, CEO, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder & CEO, CrediBLL Inc, Aug 2016 – Present. At CrediBLL, Neeraj is involved in product vision and development, business development, investor relationship, partnerships, team building, executing sales, and marketing strategies.

- Founder & CEO, Radiansys Inc, May 2012 – Aug 2016. At Radiansys, Neeraj was responsible for business development, team building, software development & delivery.

Name
Deep Shikha Vashisth

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Deep Shikha Vashisth, Director, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & Director, CrediBLL Inc, Aug 2016 – Present. Deep Shikha is responsible for accounting, contractor on-boarding at CrediBLL.
- CEO, Radiansys Inc, Aug 2016 – Present. At Radiansys, Deep Shikha is responsible for business development, maintaining teams & taking care of operations.
- Director, Radiansys Inc, Feb 2008 – August 2016. At Radiansys, Deep Shikha was responsible for HR, Accounting, Operations of the company.

Name
Varun Singh

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Varun Singh Co-Founder & Part-Time CTO, 8//22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & Part-Time CTO, CrediBLL Inc, Aug 2016 – Present. At CrediBLL, Varun is responsible for aligning technical architecture with a product vision and roadmap, leading product development, product management, and business strategy, working closely with Engineering teams to drive innovation, and deciding the latest technology implementation.
- Sr. Software Engineer, Cisco, May 2013 – January 2018

- Sr. Software Engineer, Apple, January 2018 - Present

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Neeraj Sharma

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Neeraj Sharma, CEO, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Founder & CEO, CrediBLL Inc, Aug 2016 – Present. At CrediBLL, Neeraj is involved in product vision and development, business development, investor relationship, partnerships, team building, executing sales, and marketing strategies.

- Founder & CEO, Radiansys Inc, Oct 2007 – Aug 2016

Name
Deep Shikha Vashisth

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Deep Shikha Vashisth, Director, 8/22/2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & Director, CrediBLL Inc, Aug 2016 – Present. Deep Shikha is responsible for accounting, contractor on-boarding at CrediBLL.
- CEO, Radiansys Inc, Aug 2016 – Present. At Radiansys, Deep Shikha is responsible for business development, maintaining teams & taking care of operations.
- Director, Radiansys Inc, Feb 2008 – August 2016. At Radiansys, Deep Shikha was responsible for HR, Accounting, Operations of the company.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Currently, there are 5 employees that are employed by CrediBLL. There are currently 8 employees of Radiansys that work as Contractors at CrediBLL, in both India and California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,400,000

Voting Rights	As provided in the Bylaws, attached in the dataroom of the CrediBLL profile on SeedInvest
Anti-Dilution Rights	Board of Directors
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	We had reserved 6% shares for future investors and 10% for the employees. We will utilize the reserved 6% towards the notes. For remaining shares, there will be dilution of the existing shares proportionately
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	84%

In 2017 the company issued Crowd Notes for a total of $354,351.67 in reliance on 506(c) of Regulation D and Regulation CF. The proceeds of the offering were used for legal and accounting, marketing, sales, technology, and operating expenses. The company also issued Crowd Notes in the amount of $17,717.58 to SI Securities, LLC, as placement agent and intermediary for the offering.

The Crowd Notes convert in the following circumstances:
- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

However, investors who invested $50,000 or greater will be considered "Major Investors" under the Crowd Note and if there is a qualified equity financing, notes held by those investors will convert at that time. In the future, these investors may be entitled to greater voting and inspection rights than investors who invest less than $50,000.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4.5 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Common Stock
Upon Inception, the Company authorized 10,000,000 shares of common stock, $0.00001 par value.

Shortly after Inception, the Company issued 8,000,000 shares of common stock to its founders. These shares were 25% vested upon issuance and vest monthly thereafter for three years. Accordingly, as of December 31, 2016, 2,500,000 shares were vested and the remaining were unvested.

During 2016, the Company received $25,000 for 400,000 shares of our common stock.

The Company has $614,489 in advance and service from related party through Aug 2016 to July 2017.

Ownership
A majority of the Company is owned by Neeraj Sharma and Deep Shikha Vashisth

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Neeraj Sharma	32.0%
Deep Shikha Vashisth	32.0%

FINANCIAL INFORMATION

Our certified financial statements can be found in Exhibit B to this Form C-AR. The financial statements were not reviewed by a CPA and were not audited.

Operations

As of December 31, 2017, the company recorded net revenue of $377,143 and total expenses of $437,857, for a net income of -$298,611. The company's operating expenses consisted of legal and accounting, marketing, sales, technology, and software development.

Liquidity and Capital Resources

We have approximately $350,000 in cash on hand as of April 3, 2018. With a burn rate of $25,000 per month, this equates to 14 months of runway. As of December 31, 2017, our total assets were $478,349 and our total liabilities were -$708,978.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company receives services and is provided advances through an entity owned and operated by our Chief Executive. Services and advances are invoiced to us monthly. As of December 31 2016, there was $206,435 in services and advances owed to the related party entity, as shown on the accompanying balance sheet. Subsequent to December 31, 2017 and through July 2017, we have received $408,054 in additional advances and services from the related party for total amounts payable through July 2017 of $614,489. Additional amounts of approximately $50,000 are expected to be billed to us for August 2017.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

OTHER INFORMATION

Bad Actor Disclosure

None

I, Neeraj Sharma, certify that the financial statements of CrediBLL Inc. included in this Form are true and complete in all material respects.

Neeraj Sharma
CEO

CrediBLL, Inc.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Of West Savings	1,400.00
Checking	476,949.45
Total Bank Accounts	**$478,349.45**
Accounts Receivable	
Accounts Receivable (A/R)	104,960.00
Total Accounts Receivable	**$104,960.00**
Total Current Assets	**$583,309.45**
TOTAL ASSETS	**$583,309.45**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	708,977.96
Total Accounts Payable	**$708,977.96**
Total Current Liabilities	**$708,977.96**
Total Liabilities	**$708,977.96**
Equity	
Common Stock	25,116.00
Investement	354,351.67
Retained Earnings	-206,525.44
Net Income	-298,610.74
Total Equity	**$ -125,668.51**
TOTAL LIABILITIES AND EQUITY	**$583,309.45**

CrediBLL, Inc.

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-298,610.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-104,960.00
Accounts Payable (A/P)	502,452.52
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**397,492.52**
Net cash provided by operating activities	**$98,881.78**
FINANCING ACTIVITIES	
Investement	354,351.67
Net cash provided by financing activities	**$354,351.67**
NET CASH INCREASE FOR PERIOD	**$453,233.45**
Cash at beginning of period	25,116.00
CASH AT END OF PERIOD	**$478,349.45**

CrediBLL, Inc.

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	377,143.80
Total Income	**$377,143.80**
Cost of Goods Sold	
Sales Software Exp	6,513.00
Subcontracting Fee	2,989.46
Subcontracting Fee (Vendor)	228,394.49
Total Cost of Goods Sold	**$237,896.95**
GROSS PROFIT	**$139,246.85**
Expenses	
Accounting	14,500.00
Advertising & Marketing	131,313.69
Bank Charges & Fees	87.00
Contractors	2,500.00
Escrow Fee	36,576.37
IT Expenses	10,609.56
Legal & Professional Services	13,261.50
Office Supplies & Software	50.00
Outside Services	2,000.00
Printing Exp	500.00
Repairs & Maintenance	1,200.00
Sales Expenses	152,335.25
Software Development	63,975.93
Software Subscription	5,148.29
State corp tax	800.00
Telephone	3,000.00
Total Expenses	**$437,857.59**
NET OPERATING INCOME	**$ -298,610.74**
NET INCOME	**$ -298,610.74**